UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*


                             DNAPrint Genomics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  2332 4Q 10 3
                                 (CUSIP Number)

                                Tony N. Frudakis
                               900 Cocoanut Avenue
                             Sarasota, Florida 34231
                                 (941) 366-3400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                          Various Dates (see attached)
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D AMENDMENT -
This 13D amendment  covers  various  transactions  which  required  reporting on
Schedule 13D on eight separate dates between July 15, 2001 and July 21, 2003. These transactions are being reported together on this single 13D amendment, but for purposes of clarity are separated out by date, with each item below being responded to in full for each such reportable transaction.

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  JULY 15, 2001

CUSIP No.  2332 4Q 10 3
________________________________________________________________________________

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tony N. Frudakis, PhD

________________________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group                  (a)  [_]
      (See Instructions)                                                (b)  [_]
________________________________________________________________________________

3.    SEC Use Only
________________________________________________________________________________

4.    Source of Funds (See Instructions) N/A
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
________________________________________________________________________________

6.    Citizenship or Place of Organization

      United States
________________________________________________________________________________

NUMBER OF            7.    Sole Voting Power                      30,304,000(1)
SHARES
BENEFICIALLY         8.    Shared Voting Power                             0
OWNED BY
EACH                 9.    Sole Dispositive Power                 30,304,000
REPORTING
PERSON               10.   Shared Dispositive Power                        0
________________________________________________________________________________

----------
      (1) The number of shares reflected in responses 7-11 hereof represent Dr. Frudakis' holdings as of July 15, 2001, the date of the gift transaction further described at Item 3 below.

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 30,304,000

________________________________________________________________________________

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [_]
      (See Instructions)
________________________________________________________________________________

13.   Percent of Class Represented by Amount in Row (11)           Less than 10%
________________________________________________________________________________

14.   Type of Reporting Person (See Instructions)

      IN
________________________________________________________________________________


ITEM 1.  SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231



ITEM 2.  IDENTITY AND BACKGROUND

(a)   Tony N. Frudakis, PhD

(b)   900 Cocoanut Avenue
      Sarasota, Florida 34231

(c)   Chief Scientific Officer
      DNAPrint Genomics, Inc.
      900 Cocoanut Avenue
      Sarasota, Florida 34231

(d)   No

(e)   No

(f)   United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No funds required since transaction consists of disposition of shares pursuant to gifts to the following:


10,000,000        Connie Slater (mother of filing person).

10,000,000        Gift to Carrie Castillo,  sister of filing person and employee of the Company, who then had the shares certificated in the name of Tropical Genomics, Inc., Ms. Castillo's wholly owned company.


ITEM 4. PURPOSE OF TRANSACTION

At the time of the transaction described in Item 3 above, there were no plans or proposals relating to Items 4(a) - (j).


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         (as of July 15, 2001, the date of the transaction reported in this section)

(a) 30,304,000 shares, representing less than 10% of the common stock outstanding

(b)   Sole Voting Power                    30,304,000
      Shared Voting Power                           0
      Sole Dispositive Power               30,304,000
      Shared Dispositive Power                      0

(c)   None

(d)   N/A

(e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

NONE as of  July 15, 2001

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

NONE as of  July 15, 2001

13D AMENDMENT -
DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  JUNE 17, 2002

CUSIP No.  2332 4Q 10 3
________________________________________________________________________________

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tony N. Frudakis, PhD
________________________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group                   (a) [_]
      (See Instructions)                                                 (b) [_]
________________________________________________________________________________

3.    SEC Use Only
________________________________________________________________________________

4.    Source of Funds (See Instructions) See Item 3
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
________________________________________________________________________________

6.    Citizenship or Place of Organization

      United States
________________________________________________________________________________

NUMBER OF            7.    Sole Voting Power                      33,824,927(2)
SHARES
BENEFICIALLY         8.    Shared Voting Power                             0
OWNED BY
EACH                 9.    Sole Dispositive Power                 33,824,927
REPORTING
PERSON               10.   Shared Dispositive Power                        0
________________________________________________________________________________

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 33,824,927
________________________________________________________________________________

----------
      (2) The number of shares reflected in responses 7-11 for this section represent Dr. Frudakis' holdings as of June 17, 2002, the date of the transaction further described at Item 3 below.

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
      (See Instructions)
________________________________________________________________________________

13.   Percent of Class Represented by Amount in Row (11)           Less than 10%
________________________________________________________________________________

14.   Type of Reporting Person (See Instructions)

      IN
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231



ITEM 2.  IDENTITY AND BACKGROUND

(a)   Tony N. Frudakis, PhD

(b)   900 Cocoanut Avenue
      Sarasota, Florida 34231

(c)   Chief Scientific Officer
      DNAPrint Genomics, Inc.
      900 Cocoanut Avenue
      Sarasota, Florida 34231

(d)   No

(e)   No

(f)   United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Company issued 5,975,927 shares to Dr. Frudakis as partial noncash repayment of a loan provided to the Company under the terms of a Funding Agreement initially entered into on February 25, 2002. As of June 17, 2002, Dr. Frudakis had funded $209,157.46 pursuant to such Funding Agreement. Proceeds used to make the loan to the Company through such date were derived from:

1) Loans from Dr. Frudakis' mother, Connie Slater, in the amount of approximately $125,000;

2) Loans from Tropical Genomics, Inc., a company wholly owned by Dr. Frudakis' sister, Carrie Castillo, in the amount of approximately $50,000; and

3) The balance obtained from the sale of Dr. Frudakis' personal stock in entities other than the Company.


ITEM 4.  PURPOSE OF TRANSACTION

Item 4 (a) - (j) do not apply.


ITEM 5. INTEREST IN  SECURITIES OF THE ISSUER
       (as of June 17, 2002, the date of the transaction described in Item 3 above):

(a) 33,824,927 shares, representing less than 10% of the common stock outstanding

(b)   Sole Voting Power                    33,824,927
      Shared Voting Power                           0
      Sole Dispositive Power               33,824,927
      Shared Dispositive Power                      0

(c)   None

(d)   N/A

(e)   N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Dr. Frudakis is party to a Funding Agreement with the Company and other lenders thereunder, including Dr. Frudakis' father, George Frudakis, pursuant to which Dr. Frudakis advanced $209,157.46 to the Company as of June 17, 2002. The full text of the Funding Agreement (including modifications and amendments thereto subsequent to June 17, 2002), is set forth in Exhibit 10.16 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002,
Exhibit 10.29 to the Company's Report on Form 8-K filed with the Commission on November 14, 2002, and Exhibit 10.42 to the Company's Annual Report on Form
10-KSB for the year ended December 31, 2003, as filed with the Commission on March 30, 2004, all of which are hereby incorporated by reference.

Dr. Frudakis is also party to a Performance Stock Agreement, dated November 30, 2001, with the Company and other parties thereto pursuant to which Dr. Frudakis will receive compensation in shares of the Company's stock if certain performance benchmarks are met. The full text of this Performance Stock Agreement is set forth as Exhibit 10.17 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, which is hereby incorporated by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

NONE; please refer to Item 6 above for materials incorporated by reference to exhibits in other Company reports previously filed with the Commission.

13D AMENDMENT -

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  OCTOBER 17, 2002

CUSIP No.  2332 4Q 10 3
________________________________________________________________________________

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tony N. Frudakis, PhD
________________________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group                   (a) [_]
      (See Instructions)                                                 (b) [_]
________________________________________________________________________________

3.    SEC Use Only
________________________________________________________________________________

4.    Source of Funds (See Instructions) N/A
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________

6.    Citizenship or Place of Organization

      United States
________________________________________________________________________________

NUMBER OF            7.    Sole Voting Power                      29,144,927(3)
SHARES
BENEFICIALLY         8.    Shared Voting Power                             0
OWNED BY
EACH                 9.    Sole Dispositive Power                 29,144,927
REPORTING
PERSON               10.   Shared Dispositive Power                        0
________________________________________________________________________________

----------
      (3) The number of shares reflected in responses 7-11 for this section represents Dr. Frudakis' holdings as of October 17, 2002, the date of the gift transaction further described at Item 3 below.

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 29,144,927

________________________________________________________________________________

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
      (See Instructions)
________________________________________________________________________________

13.   Percent of Class Represented by Amount in Row (11)           Less than 10%
________________________________________________________________________________

14.   Type of Reporting Person (See Instructions)

      IN
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231


ITEM 2.  IDENTITY AND BACKGROUND

(a)   Tony N. Frudakis, PhD

(b)   900 Cocoanut Avenue
      Sarasota, Florida 34231

(c)   Chief Scientific Officer
      DNAPrint Genomics, Inc.
      900 Cocoanut Avenue
      Sarasota, Florida 34231

(d)   No

(e)   No

(f)   United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No funds required since transaction consisted of the disposition of shares pursuant to gifts totaling 4,680,000 shares to Connie Slater (filing person's mother).

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 (a)-- At the time of the gift to Mrs. Slater, Dr. Frudakis understood that the recipient of the gift intended to sell the shares.

Items 4 (b) - (j) do not apply.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         (as of October 17, 2002, the date of the gift transaction described above)

(a) 29,144,927 shares, representing less than 10% of the common stock outstanding

(b)   Sole Voting Power                    29,144,927
      Shared Voting Power                           0
      Sole Dispositive Power               29,144,927
      Shared Dispositive Power                      0

(c)   None

(d)   N/A

(e)   N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Dr. Frudakis is party to a Funding Agreement dated February 25, 2002, as modified on October 25, 2002 (as modified, the "Funding Agreement") between the Company and other lenders thereunder, including Dr. Frudakis' father, George Frudakis. Pursuant to the terms of the Funding Agreement, Dr. Frudakis advanced approximately $550,000 to the Company as of October 17, 2002. The full text of the Funding Agreement (including amendments thereto subsequent to October 25, 2002), is set forth in Exhibit 10.16 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, Exhibit 10.29 to the Company's Report on Form 8-K filed with the Commission on November 14, 2002, and Exhibit 10.42 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003, as filed with the Commission on March 30, 2004, all of which are hereby incorporated by reference.

Dr. Frudakis is also party to a Performance Stock Agreement, dated November 30, 2001, with the Company and other parties thereto pursuant to which Dr. Frudakis will receive compensation in shares of the Company's stock if certain performance benchmarks are met. The full text of this Performance Stock Agreement is set forth as Exhibit 10.17 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, which is hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

NONE; please refer to Item 6 above for materials incorporated by reference to Exhibits to the Company's reports previously filed with the Commission.

13D AMENDMENT -

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  DECEMBER 23, 2002

CUSIP No.  2332 4Q 10 3
________________________________________________________________________________

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tony N.  Frudakis, PhD
________________________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group                   (a) [_]
      (See Instructions)                                                 (b) [_]
________________________________________________________________________________

3.    SEC Use Only
________________________________________________________________________________

4.    Source of Funds (See Instructions) N/A
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________

6.    Citizenship or Place of Organization

      United States
________________________________________________________________________________

NUMBER OF            7.    Sole Voting Power                      24,435,927(4)
SHARES
BENEFICIALLY         8.    Shared Voting Power                             0
OWNED BY
EACH                 9.    Sole Dispositive Power                 24,435,927
REPORTING
PERSON               10.   Shared Dispositive Power                        0
________________________________________________________________________________

----------
      (4) The number of shares reflected in responses 7-11 for this section represent Dr. Frudakis' holdings as of December 23, 2002, the date of the gift transaction further described at Item 3 below.

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 24,435,927
________________________________________________________________________________

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [_]
      (See Instructions)
________________________________________________________________________________

13.   Percent of Class Represented by Amount in Row (11)           Less than 10%
________________________________________________________________________________

14.   Type of Reporting Person (See Instructions)

      IN
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231


ITEM 2.  IDENTITY AND BACKGROUND


(a)   Tony N. Frudakis, PhD

(b)   900 Cocoanut Avenue
      Sarasota, Florida 34231

(c)   Chief Scientific Officer
      DNAPrint Genomics, Inc.
      900 Cocoanut Avenue
      Sarasota, Florida 34231

(d)   No

(e)   No

(f)   United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No funds required since transaction is the disposition of 4,709,000 shares pursuant to gifts to Connie Slater, the filing person's mother.


ITEM 4.  PURPOSE OF TRANSACTION

Item 4 (a) : at the time of the gift to Mrs. Slater, Dr. Frudakis understood that the recipient of the gift intended to sell the shares.

Items 4 (b) - (j) do not apply.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         (as of December 23, 2002, the date of the gift transaction described at Item 3 above)


(a) 24,435,927 shares, representing less than 10% of the common stock outstanding

(b)   Sole Voting Power                    24,435,927
      Shared Voting Power                           0
      Sole Dispositive Power               24,435,927
      Shared Dispositive Power                      0

(c)   None

(d)   N/A

(e)   N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Dr. Frudakis is party to a Funding Agreement dated February 25, 2002, as modified on October 25, 2002 and as further amended on December 30, 2003 (as so modified and amended, the "Funding Agreement") between the Company and other lenders thereunder, including Dr. Frudakis' father, George Frudakis. Pursuant to the terms of the Funding Agreement, Dr. Frudakis advanced approximately $570,000 to the Company as of December 23, 2002. The full text of the Funding Agreement (including all amendments thereto), is set forth in Exhibit 10.16 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002,
Exhibit 10.29 to the Company's Report on Form 8-K filed with the Commission on November 14, 2002, and Exhibit 10.42 to the Company's Annual Report on Form
10-KSB for the year ended December 31, 2003, as filed with the Commission on March 30, 2004, all of which are hereby incorporated by reference.

Dr. Frudakis is also party to a Performance Stock Agreement, dated November 30, 2001, with the Company and other parties thereto pursuant to which Dr. Frudakis will receive compensation in shares of the Company's stock if certain performance benchmarks are met. The full text of this Performance Stock Agreement is set forth as Exhibit 10.17 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, which is hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

NONE; please refer to Item 6 above for materials incorporated by reference to Exhibits to the Company's reports previously filed with the Commission.

13D AMENDMENT -

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  JANUARY 10, 2003

CUSIP No.  2332 4Q 10 3
________________________________________________________________________________

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tony N. Frudakis, PhD
________________________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group                   (a) [_]
      (See Instructions)                                                 (b) [_]
________________________________________________________________________________

3.    SEC Use Only
________________________________________________________________________________

4.    Source of Funds (See Instructions) N/A
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________

6.    Citizenship or Place of Organization

      United States
________________________________________________________________________________

NUMBER OF            7.    Sole Voting Power                      32,503,165(5)
SHARES
BENEFICIALLY         8.    Shared Voting Power                             0
OWNED BY
EACH                 9.    Sole Dispositive Power                 32,503,165
REPORTING
PERSON               10.   Shared Dispositive Power                        0
________________________________________________________________________________

----------
      (5) The number of shares reflected in responses 7-11 for this section represent Dr. Frudakis' holdings as of January 10, 2003, the date of the transaction further described at Item 3 below.

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 32,503,165
________________________________________________________________________________

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]
      (See Instructions)
________________________________________________________________________________

13.   Percent of Class Represented by Amount in Row (11)           Less than 10%
________________________________________________________________________________

14.   Type of Reporting Person (See Instructions)

      IN
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231



ITEM 2.  IDENTITY AND BACKGROUND


(a)   Tony N. Frudakis, PhD

(b)   900 Cocoanut Avenue
      Sarasota, Florida 34231

(c)   Chief Scientific Officer
      DNAPrint Genomics, Inc.
      900 Cocoanut Avenue
      Sarasota, Florida 34231

(d)   No

(e)   No

(f)   United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


The Company issued 8,067,238 shares of common stock to Dr. Frudakis as partial noncash repayment of a loan provided to the Company under the terms of a Funding Agreement entered into on February 25, 2002, as modified on October 25, 2002 and as further amended on December 30, 2003 (as so modified and amended, the "Funding Agreement"). As of January 10, 2003, Dr. Frudakis had advanced approximately $610,000 to the Company pursuant to the terms of the Funding Agreement.

Proceeds used to make all such loans to the Company through January 10, 2003 were derived from:

1) Loans from Dr. Frudakis' mother, Connie Slater, in the amount of approximately $125,000 ;

2) Loans from Tropical Genomics, Inc., a company wholly owned by Dr. Frudakis' sister, Carrie Castillo, in the amount of approximately $50,000;

3)    Sale of Dr. Frudakis' primary residence (approx. $300,000 in equity); and

4) The balance obtained from the sale of Dr. Frudakis' personal stock in entities other than the Company.


ITEM 4.  PURPOSE OF TRANSACTION

Item 4 (a) - (j) do not apply.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         (as of January 10, 2003, the date of the transaction described in  Item
          3 above)


(a) 32,503,165 shares, representing less than 10% of the common stock outstanding

(b)   Sole Voting Power                    32,503,165
      Shared Voting Power                           0
      Sole Dispositive Power               32,503,165
      Shared Dispositive Power                      0

(c)   None

(d)   N/A

(e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Dr. Frudakis is party to a Funding Agreement dated February 25, 2002, as modified on October 25, 2002, as further amended on December 20, 2003 (as so modified and amended, the "Funding Agreement") between the Company and other lenders thereunder, including Dr. Frudakis' father, George Frudakis. Pursuant to the terms of the Funding Agreement, Dr. Frudakis advanced approximately $610,000 to the Company as of January 10, 2003. The full text of the Funding Agreement (including all amendments thereto), is set forth in Exhibit 10.16 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002,
Exhibit 10.29 to the Company's Report on Form 8-K filed with the Commission on November 14, 2002, and Exhibit 10.42 to the Company's Annual Report on Form
10-KSB for the year ended December 31, 2003, as filed with the Commission on March 30, 2004, all of which are hereby incorporated by reference.

Dr. Frudakis is also party to a Performance Stock Agreement, dated November 30, 2001, with the Company and other parties thereto pursuant to which Dr. Frudakis will receive compensation in shares of the Company's stock if certain performance benchmarks are met. The full text of this Performance Stock Agreement is set forth as Exhibit 10.17 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, which is hereby incorporated by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

NONE; please refer to Item 6 above for materials incorporated by reference to Exhibits to the Company's reports previously filed with the Commission.

13D AMENDMENT -

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  MAY 16, 2003

CUSIP No.  2332 4Q 10 3
________________________________________________________________________________

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tony N. Frudakis, PhD
________________________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group                   (a) [_]
      (See Instructions)                                                 (b) [_]
________________________________________________________________________________

3.    SEC Use Only
________________________________________________________________________________

4.    Source of Funds (See Instructions) N/A
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________

6.    Citizenship or Place of Organization

      United States
________________________________________________________________________________

NUMBER OF            7.    Sole Voting Power                      60,603,165(6)
SHARES
BENEFICIALLY         8.    Shared Voting Power                             0
OWNED BY
EACH                 9.    Sole Dispositive Power                 60,603,165
REPORTING
PERSON               10.   Shared Dispositive Power                        0
________________________________________________________________________________

----------
      (6) The number of shares reflected in responses 7-11 for this section represent Dr. Frudakis' holdings as of May 16, 2003, the date of the transaction further described at Item 3 below.

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 60,603,165
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_] (See Instructions)
________________________________________________________________________________

13.   Percent of Class Represented by Amount in Row (11)                     10%
________________________________________________________________________________

14.   Type of Reporting Person (See Instructions)

      IN
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231



ITEM 2.  IDENTITY AND BACKGROUND


(a)   Tony N. Frudakis, PhD

(b)   900 Cocoanut Avenue
      Sarasota, Florida 34231

(c)   Chief Scientific Officer
      DNAPrint Genomics, Inc.
      900 Cocoanut Avenue
      Sarasota, Florida 34231

(d)   No

(e)   No

(f)   United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Received 30,000,000 shares of common stock of the Company pursuant to Stock Performance Agreement dated November 30, 2001 pursuant to which Dr. Frudakis, as the Company's Chief Scientific Officer, would receive certain stock bonuses upon achievement of certain performance benchmarks.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 (a) - (j) do not apply.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


(a)   60,603,165 shares representing 10% of the common stock outstanding

(b)   Sole Voting Power                    60,603,165
      Shared Voting Power                           0
      Sole Dispositive Power               60,603,165
      Shared Dispositive Power                      0

(c)   None

(d)   N/A

(e)   N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Dr. Frudakis is party to a Funding Agreement dated February 25, 2002, as modified on October 25, 2002, as further amended on December 20, 2003 (as so modified and amended, the "Funding Agreement") between the Company and other lenders thereunder, including Dr. Frudakis' father, George Frudakis. Pursuant to the terms of the Funding Agreement, Dr. Frudakis advanced approximately $733,634 to the Company as of May 16, 2003. The full text of the Funding Agreement (including all amendments thereto), is set forth in Exhibit 10.16 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002,
Exhibit 10.29 to the Company's Report on Form 8-K filed with the Commission on November 14, 2002, and Exhibit 10.42 to the Company's Annual Report on Form
10-KSB for the year ended December 31, 2003, as filed with the Commission on March 30, 2004, all of which are hereby incorporated by reference.

Dr. Frudakis is also party to a Performance Stock Agreement, dated November 30, 2001, with the Company and other parties thereto pursuant to which Dr. Frudakis will receive compensation in shares of the Company's stock if certain performance benchmarks are met. The full text of this Performance Stock Agreement is set forth as Exhibit 10.17 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, which is hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

NONE; please refer to Item 6 for materials incorporated by reference to Exhibits to the Company's reports previously filed with the Commission.

13D AMENDMENT -

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  JUNE 4, 2003

CUSIP No.  2332 4Q 10 3
________________________________________________________________________________

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tony N. Frudakis, PhD
________________________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group                   (a) [_]
      (See Instructions)                                                 (b) [_]
________________________________________________________________________________

3.    SEC Use Only
________________________________________________________________________________

4.    Source of Funds (See Instructions) N/A
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________

6.    Citizenship or Place of Organization

      United States
________________________________________________________________________________

NUMBER OF            7.    Sole Voting Power                      57,678,165(7)
SHARES
BENEFICIALLY         8.    Shared Voting Power                             0
OWNED BY
EACH                 9.    Sole Dispositive Power                 57,678,165
REPORTING
PERSON               10.   Shared Dispositive Power                        0
________________________________________________________________________________

----------
      (7) The number of shares reflected in responses 7-11 for this section represent Dr. Frudakis' holdings as of June 4, 2003, the date of the sale transaction further described at Item 3 below.

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 57,678,165
________________________________________________________________________________

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [_]
      (See Instructions)
________________________________________________________________________________

13.   Percent of Class Represented by Amount in Row (11)                     10%
________________________________________________________________________________

14.   Type of Reporting Person (See Instructions)

      IN
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231



ITEM 2.  IDENTITY AND BACKGROUND


(a)   Tony N. Frudakis, PhD

(b)   900 Cocoanut Avenue
      Sarasota, Florida 34231

(c)   Chief Scientific Officer
      DNAPrint Genomics, Inc.
      900 Cocoanut Avenue
      Sarasota, Florida 34231

(d)   No

(e)   No

(f)   United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Sold common stock of the Company in aggregate amount of 2,925,000 in brokers' transactions.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 (a): There was no plan other than to sell the number of shares described in Item 3 above.

Item 4(b) - (j) do not apply.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         (as of June 4 2003, the date of the sale transaction described in  Item
          3 above)


(a)   57,678,165 shares representing 10% of the common stock outstanding

(b)   Sole Voting Power                    57,678,165
      Shared Voting Power                           0
      Sole Dispositive Power               57,678,165
      Shared Dispositive Power                      0

(c)   None

(d)   N/A

(e)   N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Dr. Frudakis is party to a Funding Agreement dated February 25, 2002, as modified on October 25, 2002, as amended on December 30, 2003 (as modified and amended, the "Funding Agreement") between the Company and other lenders thereunder, including Dr. Frudakis' father, George Frudakis. Pursuant to the terms of the Funding Agreement, Dr. Frudakis advanced approximately $733,634 to the Company as of June 4, 2003. The full text of the Funding Agreement (including all amendments thereto), is set forth in Exhibit 10.16 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002,
Exhibit 10.29 to the Company's Report on Form 8-K filed with the Commission on November 14, 2002, and Exhibit 10.42 to the Company's Annual Report on Form
10-KSB for the year ended December 31, 2003, as filed with the Commission on March 30, 2004, all of which are hereby incorporated by reference.

Dr. Frudakis is also party to a Performance Stock Agreement, dated November 30, 2001, with the Company and other parties thereto pursuant to which Dr. Frudakis will receive compensation in shares of the Company's stock if certain performance benchmarks are met. The full text of this Performance Stock Agreement is set forth as Exhibit 10.17 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, which is hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

NONE; please refer to Item 6 above for materials incorporated by reference to Exhibits to the Company's reports previously filed with the Commission.

13D AMENDMENT -

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  JULY 21, 2003

CUSIP No.  2332 4Q 10 3
________________________________________________________________________________

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tony N. Frudakis, PhD
________________________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group                   (a) [_]
      (See Instructions)                                                 (b) [_]
________________________________________________________________________________

3.    SEC Use Only
________________________________________________________________________________

4.    Source of Funds (See Instructions) N/A
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________

6.    Citizenship or Place of Organization

      United States
________________________________________________________________________________

NUMBER OF            7.    Sole Voting Power                      65,596,599(8)
SHARES
BENEFICIALLY         8.    Shared Voting Power                             0
OWNED BY
EACH                 9.    Sole Dispositive Power                 65,596,599
REPORTING
PERSON               10.   Shared Dispositive Power                        0
________________________________________________________________________________

----------
      (8) The number of shares reflected in responses 7-11 for this section represent Dr. Frudakis' holdings as of July 21, 2003, the date of the transaction further described at Item 3 below.

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 65,596,599
________________________________________________________________________________

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [_]
      (See Instructions)
________________________________________________________________________________

13.   Percent of Class Represented by Amount in Row (11)                     10%
________________________________________________________________________________

14.   Type of Reporting Person (See Instructions)

      IN
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231



ITEM 2.  IDENTITY AND BACKGROUND


(a)   Tony N. Frudakis, PhD

(b)   900 Cocoanut Avenue
      Sarasota, Florida 34231

(c)   Chief Scientific Officer
      DNAPrint Genomics, Inc.
      900 Cocoanut Avenue
      Sarasota, Florida 34231

(d)   No

(e)   No

(f)   United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Company issued 8,067,238 shares of common stock to Dr. Frudakis as partial noncash repayment of a loan provided to the Company under the terms of a Funding Agreement entered into on February 25, 2002, as modified on October 25, 2002 and as further amended on December 30, 2003 (as so modified and amended, the
"Funding Agreement"). As of July 21, 2003, Dr. Frudakis had advanced approximately $733,634 to the Company pursuant to the terms of the Funding Agreement.

Proceeds used to make all such loans to the Company through July 21, 2003 were derived from:

1) Loans from Dr. Frudakis' mother, Connie Slater, in the amount of approximately $125,000 ;

2) Loans from Tropical Genomics, Inc., a company wholly owned by Dr. Frudakis' sister, Carrie Castillo, in the amount of approximately $50,000;

3)    Sale of Dr. Frudakis' primary residence (approx. $300,000 in equity); and

4) The balance obtained from the sale of Dr. Frudakis' personal stock in entities other than the Company.


ITEM 4.  PURPOSE OF TRANSACTION

Item 4 (a) - (j) do not apply.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         (as of July 21, 2003, the date of the transaction described in Item 3 above)


(a)   65,596,599 shares representing 10% of the common stock outstanding

(b)   Sole Voting Power                    65,596,599
      Shared Voting Power                           0
      Sole Dispositive Power               65,596,599
      Shared Dispositive Power                      0

(c)   None

(d)   N/A

(e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Dr. Frudakis is party to a Funding Agreement dated February 25, 2002, as modified on October 25, 2002, as amended on December 30, 2003 (as modified and amended, the "Funding Agreement") between the Company and other lenders thereunder, including Dr. Frudakis' father, George Frudakis. Pursuant to the terms of the Funding Agreement, Dr. Frudakis advanced approximately $733,634 to the Company as of July 21, 2003. The full text of the Funding Agreement (including all amendments thereto), is set forth in Exhibit 10.16 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002,
Exhibit 10.29 to the Company's Report on Form 8-K filed with the Commission on November 14, 2002, and Exhibit 10.42 to the Company's Annual Report on Form
10-KSB for the year ended December 31, 2003, as filed with the Commission on March 30, 2004, all of which are hereby incorporated by reference.

Dr. Frudakis is also party to a Performance Stock Agreement, dated November 30, 2001, with the Company and other parties thereto pursuant to which Dr. Frudakis will receive compensation in shares of the Company's stock if certain performance benchmarks are met. The full text of this Performance Stock Agreement is set forth as Exhibit 10.17 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, which is hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

NONE; please refer to Item 6 above for materials incorporated by reference to Exhibits to the Company's reports previously filed with the Commission.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      October 14, 2004
------------------------------------------------
Date

      /s/ Tony Frudakis
------------------------------------------------
Signature

      Tony N. Frudakis, Chief Scientific Officer
------------------------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)